October 1, 2024

Arthur Yu Chen
Chief Financial Officer
Futu Holdings Ltd
34/F, United Centre
95 Queensway, Admiralty
Hong Kong S.A.R.
People's Republic of China

       Re: Futu Holdings Ltd
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-38820
Dear Arthur Yu Chen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets